Exhibit 2.2

DESCRIPTION OF SHARE CAPITAL

General

Our affairs are governed principally by: (i) our New Memorandum and Articles of Association, (ii) the Companies Act and (iii) Cayman Law. As provided in our New Memorandum and Articles of Association, subject to Cayman Law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges.

The following description summarizes certain important terms of our share capital and our New Memorandum and Articles of Association and highlights certain differences in corporate law in the Cayman Islands and Delaware. Because this is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our New Memorandum and Articles of Association, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of corporate law in the Cayman Islands and Delaware.

Our authorized share capital consists of:

• 1,000,000,000 ordinary shares, par value $0.0001 per share; and
• 100,000,000 preferred shares, par value $0.0001 per share.

Ordinary Shares
Voting Rights

Holders of our ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Generally, all matters to be voted on by shareholders must be approved by either (i) an ordinary resolution, which requires the affirmative vote of at least a majority of the votes entitled to be cast by all holders of ordinary shares present at a general meeting in person or represented by proxy, or (ii) a special resolution, which requires the affirmative vote of at least two thirds of the votes entitled to be cast by all holders of ordinary shares present at a general meeting in person or represented by proxy.

Cumulative Voting

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Law, our New Memorandum and Articles of Association do not provide for cumulative voting.

Dividends

Subject to preferences that may apply to any ordinary shares outstanding at the time, the holders of our ordinary shares are entitled to receive dividends as may be declared from time to time at the discretion of our Board out of lawfully available funds.

No Preemptive or Similar Rights

Holders of our ordinary shares do not have preemptive, subscription or redemption rights. There are no redemption or sinking fund provisions applicable to our ordinary shares.

Fully Paid and Non-Assessable
All of the outstanding ordinary shares are fully paid and non-assessable.

Preferred Shares

Under the terms of our New Memorandum and Articles of Association, our Board has the authority, without shareholder approval except as required by the listing standards of NYSE or applicable law, to issue preferred shares in one or more series. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred shares. The rights with respect to a series of preferred shares may be greater than the rights attached to our ordinary shares. It is not possible to state the actual effect of the issuance of any preferred shares on the rights of holders of our ordinary shares until our Board determines the specific rights attached to any preferred shares so issued.

The effect of issuing preferred shares could include, among other things, one or more of the following:

• restricting dividends in respect of the ordinary shares;
• diluting the voting power of the ordinary shares or providing that holders of preferred shares have the right to vote on matters as a class;
• impairing the liquidation rights of the ordinary shares; or
• delaying or preventing a change of control of our company.

The purpose of authorizing our Board to issue preferred shares and determine the rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred shares could adversely affect the voting power of holders of our ordinary shares and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting shares.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our New Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our New Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Variation of Rights of Shares

Under the DGCL, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Law and our New Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.